By Electronic Submission
Jeffrey P. Riedler
Assistant Director
United State Securities and Exchange Commission
Washington, D.C. 20549

Re:	Nobilis Health Corp. Amendment No. 4 to Registration Statement on Form 10-12G; Filed March 9, 2015
File No. 000-55274

Responses to SEC comment letter dated March 9, 2015

Please let this letter serve as Nobilis Health Corp.’s Responses to SEC comment letter dated March 9, 2015.

•	Comment #1

In reference to your comment, the advancement payment is netted against the expense of transferring the accounts receivable. The following journal entries are recorded to transfer receivables to a third party and record payments received:

When patient service is provided, the following accounts are debited and credited:
Dr. Accounts Receivable
          Cr. Revenue
Upon transfer of the receivable to third party, the following entry is recorded:
Dr. Revenue Cycle Management Expense
          Cr. Contra Receivable
Upon collection of advancement payment, the following entry is recorded:
Dr. Cash
          Cr. Revenue Cycle Management Expense

In all future periods, beginning with the Company’s December 31, 2014 Form 10-K, the Company will revise the disclosures surrounding our transferred receivables in order to further clarify the netting which takes place with revenue cycle management expenses.

•	Comment #2

In reference to our prior assertion from Form 10/A filed on January 29, 2015 and based on the SEC’s comments and our discussions with the SEC, it was determined by us that the accounting utilized was correct but our terminology and written descriptions needed to be further updated and clarified to properly describe the transaction. Our revised language in the Form 10/A filed on February 25, 2015 now accurately describes the transaction. The memo attached as Exhibit A explains why the Company consolidated the new entity as a business combination in accordance with ASC 805.

Very truly yours,

          /s/Harry Fleming

Harry Fleming
President
Nobilis Health Corp.

4120 Southwest Freeway, Suite 150 · Houston, Texas 77027 · Main 713.355.8614 · Fax 713.355.8615

Exhibit A

Internal Memo

To:	The files
From:	The Company
Date:	February, 2015
Re:	First Nobilis Transaction

Purpose:

The following memo outlines the details of the First Nobilis transaction and the chosen accounting treatment.

Background:

In September 2014, Northstar closed a transaction with First Surgical Partners Holdings, Inc. (“First Surgical”) to form a new entity.

Under the transaction, Nobilis and First Surgical formed First Nobilis, LLC, a Texas limited liability company (“First Nobilis”). First Nobilis is owned 51% by Nobilis and 49% by First Surgical. First Nobilis formed two subsidiary Texas limited liability companies to be the new operating entities.

As a newly formed entity, there were no prior operations or business activity on which to prepare pro forma information or prior financial results.

Agreement Terms and Conditions:

The following terms and conditions were defined within the “Agreement by and between First Surgical Partners Holdings, Inc. and Northstar Healthcare, Inc.”

•	Upon closing, there is to be the formation of a new limited liability company (“Newco”)
•

Newco is to have a 5 member board, initially comprised of two Northstar designees, two First Surgical designees and Dr. Jacob Varon. If at any time Dr. Varon ceases to serve on the board, the vacancy created shall be filled by Northstar.

•	Upon closing, First Surgical shall be issued 49% of the outstanding membership interest in Newco and Northstar shall be issued 51% of the outstanding membership interest in Newco.
•	Newco shall have one class of units
•	Northstar shall contribute $7.5 million to Newco
•	FS Hospital and FS Surgical shall contribute all medical supplies (inventory) to Newco
•	FS Hospital and FS Surgical shall assign all receivables and payables to Newco
•

Northstar and Newco shall enter into a management services agreement whereby Northstar will provide services which include, but are not limited to, recruiting, hiring, employment of staff, accounting services, legal services, marking services, etc.

The following terms and conditions were defined within the “Company Agreement of First Nobilis, LLC”.

•	There shall be 5 managers of the company
•	Northstar is entitled to nominate three managers so long as Northstar continues to hold any interest that is greater than 51%

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•	First Surgical is entitled to nominate 2 managers so long as First Surgical continues to hold any interest that is greater than 40%
•	Profit and losses for any fiscal year of the company or other period shall be allocated to the members in accordance with their respective percentage interests.

Taking into account the terms and conditions mentioned above, Northstar reviewed the following accounting literature in order to determine the most appropriate accounting treatment for the transaction in question.

Application of IFRS 11 – Joint Arrangements:

Note: The Company did not identify any specific guidance under U.S GAAP which would contradict the IFRS guidance cited below.

IFRS 11 defines the following terms:

•	Joint Arrangement – An arrangement of which two or more parties have joint control
See definition of “Joint Control” below
•	Joint Control – The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control

Based on the terms and conditions of the arrangement, there was no agreement to share control in an equal manner given that Northstar is entitled the right to nominate three managers of Newco while First Surgical is only entitled the right to nominate 2 managers, thus indicating that Northstar has more voting power than First Surgical and does not share control in an equal manner.

Based on these facts, the transaction will not be referred to, or accounted for, as a joint venture.

ASC 805 – Business Combinations:

IFRS 3 outlines the accounting when an acquirer obtains control of a business. Such business combinations are accounted for using the acquisition method which generally requires assets acquired and liabilities assumed to be measured at their fair values at the acquisition date.

•	Business Combinations – A transaction of other event in which an acquirer obtains control of one or more businesses.

Northstar’s power of the investee (Newco) arises through voting rights, where it has already been determined that Northstar is entitled to nominate 3 managers while First Surgical is only entitled to nominate 2 managers. In addition, power is also implied through the fact that Northstar owns 51% to First Surgical’s 49% and has a management agreement allowing them to manage certain day-to-day corporate functions of the business.

Northstar’s exposure, or rights, to variable returns is achieved through its 51% ownership and the fact that the all profit and loss shall be allocated to the members in accordance with their respective percentage interests.

Through majority voting rights, Northstar has the ability to make operational and financial decisions which will impact the investee’s potential profit/loss.

Based on these facts, Northstar qualifies as having “control” over the investee (Newco) and therefore, will fully consolidate Newco.

A business combination must involve the acquisition of a business, which generally has three elements:

4120 Southwest Freeway, Suite 150 · Houston, Texas 77027 · Main 713.355.8614 · Fax 713.355.8615

•	Inputs – an economic resources that creates outputs when one or more processes are applied to it

The signed agreement stipulated First Surgical’s assignment of inventory, accounts receivable and accounts payable to Newco. These items were not bought with cash, but were contributed as part of the agreement. Accounts receivable and accounts payable were contributed to Newco with the understanding that Northstar would collect the receivables and use such cash to extinguish the payables on behalf of First Surgical. The net of these contributed financial statement balances was approximately $500K. For accounting purposes, the net of the AR and AP contributed, in combination with the immaterial amount of inventory contributed, do not, on a stand-alone basis, constitute inputs capable of producing outputs regardless of the processes applied. Therefore, there was no business combination resulting strictly from the assets and liabilities assigned by First Surgical to Newco.

Subsequent to both parties assigning certain assets and liabilities to Newco, the following steps were taken in order to develop Newco into a fully operational business.

o	Newco leased facility space in order to conduct operations
o	Newco leased medical equipment in order to conduct surgeries and medical procedures
o	A management agreement was signed, giving Northstar the right to run the day to day operations
o	The existing Northstar workforce was integrated into Newco and charged with running the day to day operations
o	Northstar processes were put into place in order to run the business (operations, accounting, billing and collecting, internal controls, etc.)

Following these key steps, Newco was then considered to have the economic inputs and processes capable of creating outputs (surgeries and medical procedures).

•	Process – a system, standard, protocol, convention or rule that when applied to an input or inputs, creates outputs
See explanation above.
•	Output – the result of inputs and processes applied to those inputs
See explanation above.

Based on these facts, Northstar considers Newco to qualify as a business and thus necessitates the use of business combination method accounting guidelines.

The acquisition method is used for all business combinations. Steps in applying the acquisition method are:

•	Identification of the acquirer
The acquirer is the entity which obtains control of the acquiree. As previously discussed in this memo, Northstar is deemed to have “control” over Newco and is considered the acquirer.
•	Determination of the acquisition date
By agreement, the closing date was set as September 1, 2014.
•	Recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non- controlling interest in the acquiree
Financial statement balances acquired and consolidated upon acquisition include the following:

o	Cash
o	Inventory
o	Accounts Receivable

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o	Intangible assets
o	Goodwill
o	Accounts Payable

The carrying amounts of cash, inventory, accounts receivable and accounts payable all approximate their fair value due to their short term nature. Northstar engaged various third party valuation firms to determine the fair value to be associated with any intangible assets.

•	Recognition and measurement of goodwill or a gain from a bargain purchase
Goodwill was determined to exist upon application of business combination accounting.

4120 Southwest Freeway, Suite 150 · Houston, Texas 77027 · Main 713.355.8614 · Fax 713.355.8615